SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of October, 2009.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “Monex Group and ORIX Corporation to merge their respective securities subsidiaries and enter into capital alliance” made public on Wednesday October 28, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: October 28, 2009	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President
Chief Financial Officer

Monex Group and ORIX Corporation to Merge their Respective Securities Subsidiaries and Enter into Capital Alliance

TOKYO, October 28, 2009 - Monex Group, Inc. (“MG” – Tokyo, Oki Matsumoto/Representative Director, President & CEO, TSE: 8698) and ORIX Securities Corporation (“OS”, Tokyo; Hisayuki Kitayama/Representative and President), a wholly-owned subsidiary of ORIX Corporation (“OC”, Tokyo, Yukio Yanase/Representative Executive Officer and President, TSE: 8591) announced that they have signed a Share Exchange Agreement, and MG and OC have signed a Capital Alliance agreement today.

As a result, OS will become a wholly-owned subsidiary of MG and MG will become an equity method affiliate of OC.

Regarding the Share Exchange Agreement, its closing will be subject to approval by the Extraordinary General Meeting of Shareholders of MG to be held on December 26 2009.

1. Purpose of the Share Exchange and Capital Alliance

Since the full deregulation of brokerage commissions in 1999, Monex, Inc. (“MI”, Tokyo; Oki Matsumoto/Representative Director, President and CEO), a wholly-owned subsidiary of MG and OS have been pioneers in the internet financial industry and have been providing leading financial services to individual investors in Japan. With this strategic alliance, the companies expect to further strengthen their leading presence and positioning of the combined company to achieve continued growth.

Once the Share Exchange is completed and OS becomes a wholly-owned subsidiary of MG, MG plans to merge OS with MI by May 2010. The combination will create a top tier company in the Japanese internet financial industry with assets in custody exceeding 2.1 trillion yen and the number of customer accounts exceeding 1.3 million accounts. As with its past mergers, MG expects significant synergies through large cost optimization from combining the two businesses, such as through systems-related cost reduction.

OC will obtain shares of common stock newly issued by MG in this capital alliance and will become the major shareholder. OC has a management policy of actively allying itself with other companies, and this capital alliance is in accordance with that policy. Both groups will work together to promote collaboration and will aim for a continual improvement of corporate value.

Current services and fee structures offered to each of its respective customers are planned to be continued, although the product and service range is expected to expand dramatically in the future, as MI and OS strive to become the best internet financial firm in Japan.

2. Details of the proposed Share Exchange

1) Schedule of Share Exchange

October 28, 2009	MG and OS Board meeting held to approve Share Exchange Agreement
October 28, 2009	Signing of Share Exchange Agreement
November 2, 2009	Announcement of the record date of MG Extraordinary General Meeting of Shareholders
November 17, 2009	Record date of MG Extraordinary General Meeting of Shareholders
December 26, 2009 (planned)	MG Extraordinary Shareholders’ Meeting
December 26, 2009 (planned)	OS Shareholders’ Meeting Resolution (by writing)
January 17, 2010 (planned)	Effective date of Share Exchange

2) Method of Share Exchange

As in accordance with the Share Exchange Agreement executed on October 28, 2009, MG will acquire all of its common stock holding in OS owned by OC, on January 17, 2010, which is the effective date of the Share Exchange. As a result, OS will become a wholly-owned subsidiary of MG and MG will become an equity method affiliate of OC.

3) Terms of the Share Exchange

Company	Monex Group, Inc. (Share Exchange Parent)	ORIX Securities Corporation (Share Exchange Wholly-owned Subsidiary)
Share Exchange Ratio	1	1.550

Notes	1. Share Exchange Ratio
For each share of OS common stock, MG will newly issue 1.550 shares of MG common stock to OC
2. Number of New Shares Issued by MG under the Share Exchange

MG will newly issue and allocate 1.550 shares of MG common stock per one (1) share of OS common stock owned by the shareholders specified or recorded on the OS shareholders register immediately prior to the time when MG acquires all the outstanding shares of OS. OS plans to cancel all the shares of OS common stock for treasury, prior to the Share Exchange Effective Date, and as a result, the number of shares to be allocated to OC will be 673,002. The resulting shareholding ratio of OC in MG is expected to be 22.5%

4) Rationale for the Share Exchange Ratio

i) Calculation Basis

To ensure fairness and appropriateness, MG and OS have each requested separate third-party advisors to perform a calculation of the rationale for the Share Exchange Ratio (“Share Exchange Ratio”). MG retained Deutsche Securities Inc. (“Deutsche”) and OC retained Mizuho Securities Co., Ltd. (“Mizuho”) to carry out the respective independent calculations.

Deutsche performed its analyses based on the Market Price Method, the Discount Cash Flow Method (“DCF Method”), and other various standard valuation methods in order to determine the value of MG per share, which is the basis for the Share Exchange Ratio. Deutsche also performed its analyses based on the Comparables Valuation Method and the DCF Method in order to derive the value of OS per share. As a result of the analyses, the overall Share Exchange Ratio fell in the range of 0.58 - 1.73 and the result was submitted to MG for consideration. The result indicates the range of the number of MG common shares to be allocated per one (1) OS common share.

To provide the results of the calculations, Deutsche relied upon and made certain assumptions including the accuracy and completeness of the information / materials furnished to it by MG and OS. In addition, Deutsche has analyzed the stock price (market value) of MG and its comparable companies, which is the basis for the valuation, by calculating the volume weighted average price during the six-month, three-month and one-month periods that ended on the reference date of October 26, 2009, as well as the volume weighted average price of the reference date.

Mizuho performed an analysis based on the Market Price Method for MG because the shares in MG are listed. In addition, it performed analyses based on the Comparables Valuation Method and the Contribution Analysis for both MG and OS.

To provide the results of the calculations, Mizuho relied upon and made certain assumptions including the accuracy and completeness of the information / materials furnished to it by MG and OS. Mizuho’s calculation results of the Share Exchange Ratio based on the above methods are shown below. The Share Exchange Ratio indicates the range of the number of MG common shares to be allocated per one (1) OS common share.

Method		Share Exchange Ratio range (MG=1.00)
OS	MG
Comparables Valuation	Market Price	0.99 - 1.90
Comparables Valuation	Comparables Valuation	0.93 - 1.67
Contribution Analysis	Contribution Analysis	1.54 - 2.05

With regards to the Market Price Method analysis, Mizuho used the average closing price during the three-month, one-month and one-week periods that ended on the reference date of October 27, 2009, as well as the closing price of the reference date.

MG, OC and OS took the Share Exchange Ratio analyses provided by the third-party advisors to MG and OS and all possible factors including market trends and financial conditions and forecasts of the respective companies into consideration, and went through thorough inspections, negotiations, and discussions. As a result, MG, OC and OS concluded that the said Share Exchange Ratio is fair and appropriate and the contemplated transaction would be beneficial for shareholders of both MG and OS. Accordingly, MG and OS each held a meeting of the board of directors on October 28, 2009 and approved the Share Exchange using the Share Exchange Ratio, and the companies executed the Share Exchange Agreement on the same day.

ii) Relationship with Third Party Appraisers

Deutsche, retained by MG as its financial adviser (third-party appraiser), is independent with respect to MG and OS, is not considered a related party to either MG or OS, and does not hold an interest in reporting on the said Share Exchange.

Mizuho, retained by OC as its financial adviser (third-party appraiser), is also independent with respect to MG and OS, is not considered a related party to either MG or OS, and does not hold an interest in reporting on the said Share Exchange, but does hold 70,476 shares of common stock in MG.

5) Treatment of Share Options and / or Bonds with Share Options of OS

Not applicable

6) Other Terms

In the event of any substantial material change in the financial condition or business performance of MG or OS, or any other significant event which should affect the execution of the planned share exchange, prior to the Effective Date of the Share Exchange, either MG or OS have the right to cancel the Share Exchange Agreement, or MG and OS may amend the terms and conditions of the Share Exchange upon mutual agreement between the two companies.

3. Outline of the Share Exchanging parties

(As of September 30, 2009)

(1)	Name of Company	Monex Group, Inc.		ORIX Securities Corporation

(2)	Description of business	Holding company of financial instruments firms		Financial instruments firm

(3)	Establishment	August 2, 2004		December 12, 1953

(4)	Head Office	1-11-1 Marunouchi, Chiyoda-ku Tokyo		8-5 Nihonbashi Tomisawacho, Chuo-ku, Tokyo

(5)	Representative	Representative Director, President and CEO Oki Matsumoto		President, Hisayuki Kitayama

(6)	Capital	8,800 million yen		3,000 million yen

(7)	Total number of shares issued	2,344,687		460,000

(8)	Net assets	41,796 million yen (Consolidated)		17,493 million yen (Non-consolidated)

(9)	Total assets	229,847 million yen (Consolidated)		107,359 million yen (Non-consolidated)

(10)	Fiscal year end	March 31		March 31

(11)	Number of employees	263 (Consolidated)		145 (Non-consolidated)

(12)	Major shareholders and their percentage of holdings	Citigroup Japan Holdings	26.29%	ORIX Corporation	94.35%
		Oki Matsumoto	11.10%	ORIX Securities	5.65%
		Sony Corporation	5.00%

(13)	Main Financing Banks	Mizuho Corporate Bank, Ltd., The Bank of Tokyo-Mitsubishi UFJ, Ltd.		Mizuho Corporate Bank, Ltd., Sumitomo Mitsui Banking Corporation, The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(14)	Existing relationship of relevant parties involved	Shareholding	None
		Personnel	None
		Business	None
		Applicability of related parties	OS is not regarded as a relevant party of MG. In addition, stakeholders and affiliates of OS is not regarded as a relevant party of MG

(15)	Financial performance for the past three years			(millions)
	Monex Group, Inc. (Share Exchange Parent, Consolidated)			ORIX Securities Corporation (Share Exchange Subsidiary, Non-consolidated)
Fiscal year	FYE Mar 2007	FYE Mar 2008	FYE Mar 2009	FYE Mar 2007	FYE Mar 2008	FYE Mar 2009
Net assets	47,562	45,554	40,066	15,604	17,449	17,396
Total assets	379,988	335,016	235,694	156,064	101,130	95,144
Book value per share (JPY)	20,253	19,664	17,235	33,923	37,933	40,084
Operating revenues	33,244	30,497	24,812	11,489	10,277	7,019
Net operating revenues	31,099	26,988	21,053	10,796	9,474	6,447
Operating income	16,559	13,016	5,269	5,132	3,148	347
Ordinary income	16,688	12,811	5,231	5,129	3,200	377
Net income	9,534	7,206	(2,144)	2,936	1,849	607
Net income per share (JPY)	4,066	3,080	(928)	6,383	4,020	1,322
Dividend per share (JPY)	2,900	1,550	400	—	—	—

4. Corporate information post Share Exchange

(1)	Name of Company	Monex Group, Inc.
(2)	Description of Business	Holding company of financial instruments firm
(3)	Head Office	1-11-1 Marunouchi, Chiyoda-ku, Tokyo
(4)	Representative	Representative Director, President & CEO
(5)	Capital	8,800 million yen
(6)	Total Assets (Consolidated)	Undetermined
(7)	Net Assets (Consolidated)	Undetermined
(8)	Fiscal Year End	March 31
(9)	Reporting Policy

According to the Accounting Standard for Business Combinations, this transaction will be categorized as a purchase (Purchase method to be applied)

The goodwill amount and the amortization method associated with this transaction are yet to be determined.

(10)	Resulting shareholdings of major shareholders

ORIX Corporation	22.5%
Citigroup Japan Holdings Corp.	20.6%
Oki Matsumoto	8.7%
Sony Corporation	3.9%

(11)	Outlook

With the completion of the share exchange, OS will become a wholly-owned subsidiary of MG, and MG will become an equity method affiliate of OC. The merger between OS and MI (a wholly owned subsidiary of MG) is planned in May 2010. The influence of the Share Exchange yearly consolidated financial forecast of OC is undetermined.

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Enquiries:

Monex Group, Inc.
Michiyo Kubota, Elisa Fukui, Corporate Communications, CEO Office	Phone: +81-3-6212-3750

ORIX Corporation
Kazuto Yokoi, Atsushi Horii, Corporate Communications, Office of the President	Phone: +81-3-5419-5102